EXHIBIT 99.1
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                                                   Compton Petroleum Corporation


                                  NEWS RELEASE

FOR IMMEDIATE RELEASE                                             March 5, 2003

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COMPTON PETROLEUM CORPORATION ANNOUNCES NORMAL COURSE ISSUER BID

CALGARY, ALBERTA - COMPTON PETROLEUM CORPORATION (the "CORPORATION") has regulatory approval to renew its normal course issuer bid to acquire an aggregate amount of up to 5,000,000 common shares in the capital of the Corporation. This represents approximately 4.3% of the issued and outstanding common shares of the Corporation as of March 4, 2003, there being 116,564,587 common shares outstanding as at that date.

The acquisition of the common shares through the normal course issuer bid will occur over a period of 12 months, commencing on March 10, 2003 and ending on March 9, 2004 unless terminated earlier by the Corporation.

Any shares acquired by the Corporation under the bid will be on the open market through the facilities of The Toronto Stock Exchange (the "TSX") pursuant to the rules of the TSX governing normal course issuer bids. The price that the Corporation will pay for any common shares will be the prevailing market price of such shares on the TSX at the time of acquisition. It is the Corporation's intention to acquire the common shares at prices that represent a discount to underlying net asset value. After the common shares are acquired pursuant to the bid, they will be cancelled by the Corporation.

The purpose for the acquisition and cancellation of the common shares through the normal course issuer bid is to provide capital appreciation and market stability for the benefit of the Corporation's shareholders.

The Corporation had previously acquired through a normal course issuer bid that commenced on March 8, 2002 and expires on March 7, 2003, 915,700 (as at March 4,
2003) common shares at an average cost of $4.26 per share.

Compton Petroleum Corporation is a Calgary, Alberta based, independent public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Corporation's common shares are listed and traded on TSX under the symbol "CMT" and is included in both the S&P / TSX Composite Index and the TSX Mid-Cap Index.

For further information: Compton Petroleum Corporation, Ernie G. Sapieha, President & C.E.O. or Norm G. Knecht, V.P. Finance & C.F.O., Telephone: (403) 237-9400, Fax (403) 237-9410.

Website : www.comptonpetroleum.com      Email: investorinfo@comptonpetroleum.com